                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                          John Q. Hammons Hotels, Inc.
                                (Name of Issuer)

                      Class A Common Stock, 0.01 par value
                         (Title of Class of Securities)

                                    408623106
                                 (CUSIP Number)

                                 John Q. Hammons
                          John Q. Hammons Hotels, Inc.
                      300 John Q. Hammons Pkwy., Suite 900
                           Springfield, Missouri 65806

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                                 Gary D. Gilson
                       Blackwell Sanders Peper Martin LLP
                          4801 Main Street, Suite 1000
                           Kansas City, Missouri 64112
                                 (816) 983-8000

                               September 16, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

          If the filing  person has  previously  filed a statement  on
          Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of
          Rule  13d-1(e),  Rule 13d-1(f) or Rule  13d-1(g),  check the following box [ ].

-----------------------
- CUSIP No. 408623106 -
-----------------------
---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           Revocable Trust of John Q. Hammons, dated December 28, 1989, as amended and restated
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [   ]
           (See Instructions)                                          (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [   ]
           TO ITEMS 2(d) or 2(e)
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Missouri
---------- ---------------------------------------------------------------------
                    -  7  SOLE VOTING POWER
                    -         0
     NUMBER OF      ----- ------------------------------------------------------
      SHARES        -  8  SHARED VOTING POWER
   BENEFICIALLY     -         0
   OWNED BY EACH    ----- ------------------------------------------------------
     REPORTING      -  9  SOLE DISPOSITIVE POWER
      PERSON        -         0
       WITH         ----- ------------------------------------------------------
                    - 10  SHARED DISPOSITIVE POWER
                    -         0
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      0
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [   ]
           CERTAIN SHARES
             (See Instructions)
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                 OO
---------- ---------------------------------------------------------------------

------------------------
- CUSIP No.  408623106 -
------------------------
---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           John Q. Hammons
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [   ]
           (See Instructions)                                          (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [   ]
           TO ITEMS 2(d) or 2(e)
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
---------- ---------------------------------------------------------------------
                    -  7  SOLE VOTING POWER
                    -          0
     NUMBER OF      ----- ------------------------------------------------------
      SHARES        -  8  SHARED VOTING POWER
   BENEFICIALLY     -          0
   OWNED BY EACH    ----- ------------------------------------------------------
     REPORTING      -  9  SOLE DISPOSITIVE POWER
      PERSON        -          0
       WITH         ----- ------------------------------------------------------
                    - 10  SHARED DISPOSITIVE POWER
                    -          0
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      0
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [   ]
           CERTAIN SHARES
             (See Instructions)
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                 IN
---------- ---------------------------------------------------------------------

------------------------
- CUSIP No.  408623106 -
------------------------
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           Hammons, Inc.
           ID#: 43-0961374
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [   ]
           (See Instructions)                                          (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT   [   ]
           TO ITEMS 2(d) or 2(e)
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America
---------- ---------------------------------------------------------------------
                    -  7  SOLE VOTING POWER
                    -          0
     NUMBER OF      ----- ------------------------------------------------------
      SHARES        -  8  SHARED VOTING POWER
   BENEFICIALLY     -          0
   OWNED BY EACH    ----- ------------------------------------------------------
     REPORTING      -  9  SOLE DISPOSITIVE POWER
      PERSON        -          0
       WITH         ----- ------------------------------------------------------
                    - 10  SHARED DISPOSITIVE POWER
                    -          0
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      0
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [   ]
           CERTAIN SHARES
             (See Instructions)
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                 CO
---------- ---------------------------------------------------------------------

                                  SCHEDULE 13D

This Amendment No. 2 to the Schedule 13D ("Amendment No. 2") amends and supplements the following Items of the statement on Schedule 13D of the
Reporting Entities, (i) the Revocable Trust of John Q. Hammons, dated December
28, 1989, as amended and restated, a Missouri trust (the "Trust"), (ii) John Q.
Hammons ("Mr. Hammons") and (iii) Hammons, Inc., a Missouri corporation
("Hammons Inc.)", originally filed April 12, 2005 and amended by Amendment No. 1 filed July 22, 2005 (the "Existing Schedule 13D") with respect to the shares of
Class A common stock, par value $0.01 per share ("Class A Common Stock"), of
John Q. Hammons Hotels, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Existing Schedule 13D.

Item 4.  Purpose of the Transaction

     Item 4 of the Schedule 13D is amended to insert the following paragraphs at the end thereof:

"On September 16, 2005, the Reporting Entities entered into the Second Amended and Restated Transaction Agreement, which amends and restated the Amended and
Restated Transaction Agreement. The Second Amended and Restated Transaction
Agreement sets forth the general structure of the merger contemplated by the
Merger Agreement and the contemplated related transactions, as well as the general understandings and intentions of the parties with respect to the merger.
A copy of the Second Amended and Restated Transaction Agreement is incorporated by reference to this statement as Exhibit W.

The Second Amended and Restated Transaction Agreement contemplates that the agreements referred to in the Amended and Restated Transaction Agreement will be consummated generally in the form attached thereto, but it also contemplates that after the effective time of the merger, JQH Hotels, L.P. will distribute to
JQH Trust a Promissory Note in the principal sum of $607,393 to be paid one (1)
year from the date of the promissory note. A copy of the Promissory Note is incorporated by reference to this statement as Exhibit X.

Pursuant to the Merger Agreement, on September 16, 2005, the Company merged with and into Merger Sub, with the Company as the surviving corporation, and each issued and outstanding share of Class A Common Stock (other than treasury shares, shares of Class A Common Stock held by JQHA, Merger Sub, the Company or any wholly-owned subsidiary of the Company, and shares of Class A Common Stock as to which the Company's stockholders demand appraisal rights in compliance with Delaware law) was converted into the right to receive $24.00 in cash.
Following such conversion, none of the Reporting Entities holds any shares of
Class A Common Stock.

Pursuant to the Merger Agreement, all outstanding options to purchase shares of
Class A Common Stock not exercised prior to the merger were cancelled, but under the Merger Agreement, the Company agreed to pay each holder of unexercised options a cash bonus payment equal to the amount by which $24.00 per share exceeded the exercise price for that option, multiplied by the number of shares of Class A Common Stock issuable upon the exercise

of the option. Following such termination, none of the Reporting Entities holds any stock options to purchase shares of Class A Common Stock.

Pursuant to the Merger Agreement, each outstanding share of Class B Common
Stock, all of which is owned by the Reporting Entities, will remain outstanding as one share of common stock of the surviving corporation. Common stock of the surviving corporation is neither registered with the Securities and Exchange
Commission nor convertible into shares of Class A Common Stock. Following the conversion of shares of Class B Common Stock into common stock of the surviving corporation, none of the Reporting Entities holds any shares Class B Common
Stock that are convertible into shares of Class A Common Stock.

Immediately following the consummation of the merger, pursuant to the Chateau
Distribution Agreement, on September 16, 2005, in consideration for the transfer of all of the limited liability company interest in Chateau Lake, certain of the
JQH Trust's L.P. Units were transferred by JQH Trust to JQH L.P. and canceled.
Immediately following the consummation of the merger, pursuant to the Management
Assets and Obligations Distribution Agreement, on September 16, 2005, in
consideration for the distribution of certain assets and related liabilities by
JQH, Inc. and JQH L.P. to Management, certain of the JQH Trust's L.P. Units were transferred by JQH Trust to JQH L.P. and canceled. Following the cancellation of the JQH Trust's L.P. Units pursuant to the Chateau Distribution Agreement and the Management Assets and Obligations Distribution Agreement, none of the
Reporting Entities holds any L.P. Units that are convertible into shares of
Class A Common Stock.

The descriptions herein of the Merger Agreement, and the merger contemplated thereby, do not purport to be complete and are qualified in their entireties by reference to the Merger Agreement, which is incorporated by reference to this statement as Exhibit Y."

Item 5.  Interest in Securities of the Issuer

     Item 5 is hereby amended and supplemented by amending and restating it to read in its entirety as follows:

"On September 16, 2005, the Reporting Entities entered into the Second Amended and Restated Transaction Agreement, which amends and restated the Amended and
Restated Transaction Agreement. The Second Amended and Restated Transaction
Agreement sets forth the general structure of the merger contemplated by the
Merger Agreement and the contemplated related transactions, as well as the general understandings and intentions of the parties with respect to the merger.
A copy of the Second Amended and Restated Transaction Agreement is incorporated by reference to this statement as Exhibit W.

The Second Amended and Restated Transaction Agreement contemplates that the agreements referenced in the Amended and Restated Transaction Agreement will be consummated generally in the form attached thereto, but it also contemplates that after the effective time of the merger, JQH Hotels, L.P. will distribute to
JQH Trust a Promissory Note in the principal sum of $607,393 to be paid one (1)
year from the date of the promissory note. A copy of the Promissory Note is incorporated by reference to this statement as Exhibit X.

Pursuant to the Merger Agreement, on September 16, 2005, the Company merged with and into Merger Sub, with the Company as the surviving corporation, and each issued and outstanding share of Class A Common Stock (other than treasury shares, shares of Class A Common Stock held by JQHA, Merger Sub, the Company or any wholly-owned subsidiary of the Company, and shares of Class A Common Stock as to which the Company's stockholders demand appraisal rights in compliance with Delaware law) was converted into the right to receive $24.00 in cash.
Following such conversion, none of the Reporting Entities holds any shares of
Class A Common Stock.

Pursuant to the Merger Agreement, each outstanding share of Class B Common
Stock, all of which is owned by the Reporting Entities, will remain outstanding as one share of common stock of the surviving corporation. Common stock of the surviving corporation is neither registered with the Securities and Exchange
Commission nor convertible into shares of Class A Common Stock. Following the conversion of shares of Class B Common Stock into common stock of the surviving corporation, none of the Reporting Entities holds any shares Class B Common
Stock that are convertible into shares of Class A Common Stock.

Immediately following the consummation of the merger, pursuant to the Chateau
Distribution Agreement, on September 16, 2005, in consideration for the transfer of all of the limited liability company interest in Chateau Lake, certain of the
JQH Trust's L.P. Units were transferred by JQH Trust to JQH L.P. and canceled.
Immediately following the consummation of the merger, pursuant to the Management
Assets and Obligations Distribution Agreement, on September 16, 2005, in
consideration for the distribution of certain assets and related liabilities by
JQH, Inc. and JQH L.P. to Management, certain of the JQH Trust's L.P. Units were transferred by JQH Trust to JQH L.P. and canceled. Following the cancellation of the JQH Trust's L.P. Units pursuant to the Chateau Distribution Agreement and the Management Assets and Obligations Distribution Agreement, none of the
Reporting Entities holds any L.P. Units that are convertible into shares of
Class A Common Stock.

(a)  See the information contained on the cover pages to this Amendment No. 2, which is incorporated herein by reference.

(b)  See the information contained on the cover pages to this Amendment No. 2, which is incorporated herein by reference.

(c)  There have been no reportable transactions by the Reporting Entities with respect to the Class A Common Stock within the last 60 days, except as described in this Amendment No. 2.

(d)  No person (other than the Reporting Entities) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock.

(e)  September 16, 2005."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer

     Item 6 is hereby amended and supplemented by adding the following text at the end thereof:

"The response to Item 4 is incorporated herein by this reference."

Item 7.  Materials to be Filed as Exhibits

Exhibit W Second Amended and Restated Transaction Agreement by and among JD
Holdings, LLC, JQH Acquisition, LLC, Mr. Hammons, the Revocable Trust of John Q.
Hammons, dated December 28, 1989, as amended and restated, and Hammons, Inc.

Exhibit X Promissory Note from John Q. Hammons Hotels, L.P. to the Revocable
Trust of John Q. Hammons, dated December 28, 1989, as amended and restated.

Exhibit Y Agreement and Plan of Merger by and among JQH Acquisition, LLC, JQH
Merger Corporation and John Q. Hammons Hotels, Inc., dated as of June 14,
2005.*

---------------------
* Incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed by John Q. Hammons Hotels, Inc. on August 24, 2005.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 19, 2005

                              Revocable Trust of John Q. Hammons, dated
                              December 28, 1989, as amended and restated

                              By:    /s/ John Q. Hammons
                                  ----------------------------------------------
                              Name:   John Q. Hammons
                              Title:  Trustee

                              By:    /s/ John Q. Hammons
                                  ----------------------------------------------
                              Name:   John Q. Hammons

                              Hammons, Inc.

                              By:   /s/ John Q. Hammons
                                  ----------------------------------------------
                              Name:   John Q. Hammons
                              Title:  President